UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                          (Amendment No. ___________)*

                                   Mitel Corp.
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                                (Name of Issuer)

                           Common Shares, No Par Value
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                         (Title of Class of Securities)

                                    606711109
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                                 (CUSIP Number)

                                February 14, 2001
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 606711109
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     1.      Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

                      McLean Budden Limited
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     2.      Check the Appropriate Box if a Member of a Group (See Instructions)
             Not applicable                                              (a) / /
                                                                         (b) / /
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     3.      SEC Use Only
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     4.      Citizenship or Place of Organization

                      Toronto, Ontario, Canada
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Number of             5.  Sole Voting Power          6,547,400
Shares
Beneficially          6.  Shared Voting Power
Owned by
Each Reporting        7.  Sole Dispositive Power     6,547,400
Person With
                      8.  Shared Dispositive Power
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     9.      Aggregate Amount Beneficially Owned by Each Reporting Person

                      6,547,400
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     10.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
             (See Instructions)                                              / /
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     11.     Percent of Class Represented by Amount in Row (11)

                      5.7 %
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     12.     Type of Reporting Person (See Instructions)

                      IA
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

Item 1.      (a)    Name of Issuer  - McLean Budden Limited

             (b) Address of Issuer's Principal Executive Offices 145 King Street W., Suite 2525,
                    Toronto, Ontario, Canada
                    M5H 1J8

Item 2.      (a)    Name of Person Filing    McLean Budden Limited

             (b) Address of Principal Business Office or, if none, Residence - Same as above.

             (c)    Citizenship  Canadian

             (d)    Title of Class of Securities  - Common Shares, No Par Value

             (e)    CUSIP Number - 606711109

Item 3. If this statement is filed pursuant toss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

             (a)    [ ]    Broker or dealer registered under section 15 of the
                           Act (15 U.S.C. 78o).

             (b)    [ ]    Bank as defined in section 3(a)(6) of the Act
                           (15 U.S.C. 78c).

             (c)    [ ]    Insurance company as defined in section 3(a)(19) of
                           the Act (15 U.S.C. 78c).

             (d)    [ ]    Investment company registered under section 8 of the
                           Investment Company Act of 1940 (15 U.S.C 80a-8).

             (e)    [X]    An investment adviser in accordance with
                           ss.240.13d-1(b)(1)(ii)(E);

             (f)    [ ]    An employee benefit plan or endowment fund in
                           accordance with ss.240.13d-1(b)(1)(ii)(F);

             (g)    [ ]    A parent holding company or control person in
                           accordance with ss. 240.13d-1(b)(1)(ii)(G);

             (h)    [ ]    A savings associations as defined in Section 3(b) of
                           the Federal Deposit Insurance Act (12 U.S.C. 1813);

             (i)    [ ]    A church plan that is excluded from the definition of
                           an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

             (j)    [ ]    Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4.      Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

             (a)    Amount beneficially owned: 6,547,400

             (b)    Percent of class: 5.7%.

             (c)    Number of shares as to which the person has:

                    (i)   Sole power to vote or to direct the vote 6,547,400.

                    (ii)  Shared power to vote or to direct the vote __________.

                    (iii) Sole power to dispose or to direct the disposition
                          of 6,547,400

                    (iv) Shared power to dispose or to direct the disposition of _______________.

Item 5.     Ownership of Five Percent or Less of a Class

         Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not applicable.

Item 8.     Identification and Classification of Members of the Group

         Not applicable.

Item 9.     Notice of Dissolution of Group

         Not applicable.

Item 10.     Certification

             (a) The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(b):

                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 10, 2001
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Date

Barb McNeill
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Signature

Vice President Administration
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Name/Title